Exhibit 99.12

john j. ward, r.g.          groundwater consultant    llc

Consent of John J. Ward

In connection with the Annual Report on Form 40-F, and any amendments and exhibits thereto, of Orla Mining Ltd. (the “Company”) for the year ended December 31, 2023 (collectively, the “Annual Report”), I, John J. Ward, consent to: (i) the inclusion and incorporation by reference in the Annual Report of references to and information derived or summarized from the technical report dated effective January 11, 2021, entitled “Unconstrained Feasibility Study, NI 43-101 Technical Report on the Camino Rojo Gold Project Municipality of Mazapil, Zacatecas, Mexico” (the “Technical Report”), or portions thereof, that was prepared by me, that I supervised the preparation of and/or was reviewed and approved by me; and (ii) the use of and references to my name, including as an expert or "qualified person", and my involvement in the preparation of the Technical Report in each case where used or incorporated by reference into the Annual Report.

I also consent to the use of my name in and the incorporation by reference of such information contained or incorporated by reference in the Annual Report and exhibits thereto into the Company’s Registration Statement (No. 333-271236) on Form F-10 and Registration Statement on Form S-8 (File No. 333-272171), in both cases as amended.

/s/John J. Ward
John J. Ward, C.P.G.

Dated: March 19, 2024

10564 E. George Brookbank Pl.	ph (520) 296-8627	ward_groundwater@cox.net
Tucson, AZ 85747